Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the First Fiscal Quarter Ended November 30, 2018

-                    Quarterly results:

Monthly Average Student Enrollments1 Increased by 70.5% Year-over-Year

Net Revenues increased by 46.6% Year-over-Year

Net Revenues from OneSmart VIP business increased by 33.8% Year-over-Year

Net Revenues from HappyMath increased by 51.1% Year-over-Year

New Student Enrollments1 from FasTrack English increased by 55.6% Year-over-Year

SHANGHAI, January 31, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading diversified premium K-12 after-school education service provider in China, today announced its unaudited financial results for the first fiscal quarter of 2019 ended November 30, 2018.

Highlights for the First Fiscal Quarter Ended November 30, 2018

•                      Net revenues increased by 46.6% year-over-year to RMB647.0 million (US$93.0 million)

•                      Net revenues from OneSmart VIP business increased by 33.8% year-over-year to RMB485.7 million (US$69.8 million)

•                      Net revenues from HappyMath increased by 51.1% year-over-year to RMB106.5 million (US$15.3 million)

•                      Monthly average student enrollments1 increased by 70.5% year-over-year to 142,387, of which monthly average student enrollments for OneSmart VIP business and HappyMath increased by 28.1% and 47.4% from the same period of fiscal year 2018, respectively

•                      Number of study centers increased to 367 as of November 30, 2018, which represents a total classroom capacity increase of 47.6% year-over-year, of which 242 were OneSmart VIP study centers, 78 were HappyMath study centers, 33 were FasTrack English study centers and 14 were Tianjin Huaying study centers

Key Financial Results

(In thousands/RMB)

	1Q FY2019	1Q FY2018	% of change
Net revenues	646,977	441,186	46.6%
Operating loss	(61,069)	(16,360)	273.3%
Non-GAAP operating loss	(42,888)	(10,692)	301.1%
Net (loss)/income attributable to OneSmart	(16,307)	27,583	-159.1%
Non-GAAP net income attributable to OneSmart	1,874	33,251	-94.4%

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools and OneSmart Online is not included for this purpose.

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are very pleased to start our first quarter of fiscal year 2019 with accelerated top-line growth across all our business segments. Net revenues increased by 46.6% year-over-year to RMB647.0 million, of which OneSmart VIP business and HappyMath business continued the strong momentum and achieved top-line growth of 33.8% and 51.1% year-over-year, respectively. The FasTrack English business and Tianjin Huaying class programs also expanded quickly and made significant revenue contribution during the quarter. These demonstrated our strong ability to execute our corporate strategy and to effectively manage our diversified business operations.

We will continue to leverage our operational excellence in managing premium education brands to expand into more diversified market segments and new geographic locations in China. As a leading diversified premium K-12 education company in China, we are well-positioned to benefit from the rapid growth of the premium education market and to further consolidate the fragmented market through both organic growth and strategic acquisitions. The business operations and financial performance of Juren Education, which we acquired a strategic minority stake in October 2018, are in line with our expectations. In the meantime, we will continue to significantly increase our investments on research and development in both curriculum development and integration of the latest education technology, as well as incubation and strategic investment in the online education space.”

The following are key highlights of our business development during the first fiscal quarter of 2019:

OneSmart VIP business (exam preparation, overseas study consultation, and study camps services)

•                      Despite the fact that we opened 6 new learning centers in Shanghai during the first quarter, Non-GAAP operating margin in Shanghai remained above 40%;

•                      Gross profit margin for Mature Learning Centers2 increased by 0.9% year-over-year;

•                      In the meantime, we continued to see strong momentum in monthly average student enrollment growth by over 50% in cities including Suzhou, Wuxi, Xi’an, Chongqing, Yancheng, Wenzhou, Zhuhai, Tianjin, Lanzhou, Chengdu, Shenyang and Huizhou;

•                      We opened 17 new learning centers during the quarter

HappyMath (kids mathematics training)

•                      We continued to accelerate our growth in HappyMath. Revenues increased by 51.1% year-over-year to RMB106.5 million (US$15.3 million) from RMB70.4 million in the same quarter of last fiscal year, while monthly average student enrollments increased by 47.4% year-over-year to 25,803 from 17,500 in the same quarter of last fiscal year;

•                      Gross profit margin for Mature Learning Centers2 increased by 0.7% year-over-year;

•                      Revenue growth exceeded 100% year-over-year in cities outside Shanghai such as Beijing (197.7%), Shenzhen (108.6%), Chengdu (142.3%), Xiamen (118.8%), and Suzhou (153.3%);

•                      Benefiting from customers’ increasing demand for Chinese language training and science program, average subjects taken by each student expanded rapidly. More than 7,900 students were enrolled for the Chinese language training classes during the first fiscal quarter of 2019.

FasTrack English (kids English training)

•                      We re-positioned FasTrack English as premium kids English training brand with a focus on STEM English and expanded the operation into new cities including Guangzhou and Shenzhen with 6 new learning centers opened;

•                      New student enrollments increased by 55.6% year-over-year, compared to approximately 30% historical growth before acquisition;

•                      The above demonstrated our strong acquisition and integration capabilities, which will continuously accelerate the growth of FasTrack English business nationwide.

2  “Mature Learning Centers” for 1QFY2019 and 1QFY2018 refer to the learning centers that had been operating for over 24 months by November 30, 2018 and November 30, 2017, respectively.

Mr. Dong Li, OneSmart’s Director and Chief Financial Officer added, “We managed to roll out our geographic expansion and achieve scalable growth effectively. We added 52 new learning centers during the quarter and total number of study centers increased to 367 as of November 30, 2018, which represents a total classroom capacity increase of 47.6% year-over-year and 13.3% quarter-over-quarter. We are delighted to see our mature learnings centers continue to consistently deliver satisfactory operating results and our newly opened learning centers to ramp up quickly and achieve higher utilization. Gross profit margin of our Mature Learning Centers increased by 1.2% year-over-year, of which gross profit margin of Mature Learning Centers for OneSmart VIP business and HappyMath increased by 0.9% and 0.7%, respectively. While we are accelerating our capacity expansion, which may lead to some pressure on our operating margin, however, we believe the impact would only be temporary and we will achieve margin expansion when we maintain stabilized expansion speed.

We are confident that we are on the right track implementing our growth strategy which would bring sustainable value for our shareholders in the long term. Meanwhile we continued to incubate and invest in more online and offline education products to encourage cross-selling and further enrich our services offerings, which will further expand our footprints in the online education market and form an integral part of our ecosystem.”

Recent Development

The Company acquired a strategic minority stake in Juren Education in October 2018. To further invest in Juren Education’s long-term growth nationwide and research and development efforts, during the fourth quarter of 2018, the Company extended a five-year convertible loan in an aggregate amount of RMB288.0 million (US$41.4 million) to Juren Education. The convertible loan bears a 10% annual coupon and the Company has the option to convert the principal and any unpaid interests of the convertible loan into new equity of Juren Education at a pre-determined valuation at any time after 4 years from the borrowing date.

Financial Results For the First Fiscal Quarter Ended November 30, 2018

Net Revenues

Net revenues were RMB647.0 million (US$93.0 million), an increase of 46.6% from RMB441.2 million during the same period last year. The increase was mainly attributable to the rapid growth of student enrollments of our OneSmart VIP business and HappyMath business, as well as the acquisition of FasTrack English in January 2018 and the acquisition of Tianjin Huaying in September 2018. Monthly average student enrollments increased by 70.5% year-over-year to 142,387.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB708.0 million (US$101.8 million), an increase of 54.7% from RMB457.5 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB689.9 million (US$99.2 million), an increase of 52.7% from RMB451.9 million during the same period last year.

•                      Cost of revenues increased by 53.0% year-over-year to RMB386.6 million (US$55.6 million). The increase was primarily due to the opening of 142 new learning centers since the end of the first fiscal quarter of 2018. Accordingly the Company incurred more rental expenses as well as more personnel costs for teaching staff and study advisors.

•                      Selling and marketing expenses increased by 56.4% year-over-year to RMB166.4 million (US$23.9 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB166.0 million (US$23.9 million), an increase of 56.2% from RMB106.2 million during the same period last year. The increase was primarily due to the opening of 142 new learning centers since the end of the first fiscal quarter of 2018. Accordingly the Company incurred more marketing expenses and employed more sales and marketing staff.

•                      General and administrative expenses increased by 57.3% year-over-year to RMB155.0 million (US$22.3 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB137.3 million (US$19.7 million), an increase of 47.6% from RMB93.0 million during the same period last year. The increase was primarily due to our enlarged investment in research & development, as well as the opening of 142 new learning centers since the end of the first fiscal quarter of 2018. Accordingly, the Company hired more management personnel.

Total share-based compensation expenses, which were allocated to related operating expenses, increased by 220.8% year-over-year to RMB18.2 million (US$2.6 million) in the first fiscal quarter of 2019.

Operating Loss and Operating Margin

Operating loss for the quarter was RMB61.1 million (US$8.8 million), compared with operating loss of RMB16.4 million in the same period of the prior fiscal year. Non-GAAP Operating loss, which excludes shared-based compensation, was RMB42.9 million (US$6.2 million), compared with Non-GAAP operating loss of RMB10.7 million during the same period last year.

Operating margin for the quarter was -9.4%, compared with -3.7% in the same period of the prior fiscal year. Non-GAAP operating margin was -6.6%, compared with -2.4% during the same period last year.

Other income, which mainly represents government subsidies and other gains, was RMB17.1 million (US$2.5 million), compared with RMB39.3 million during the same period last year.

Income tax expense was RMB2.5 million (US$0.4 million), compared with RMB9.6 million during the same period last year.

Net Income/(Loss) Attributable to OneSmart

Net loss attributable to OneSmart was RMB16.3 million (US$2.3 million), compared with net income of RMB27.6 million during the same period last year. Non-GAAP net income attributable to OneSmart was RMB1.9 million (US$0.3 million), compared with RMB33.3 million during the same period last year.

Capital Expenditures

Capital expenditures for the first fiscal quarter of 2019 were RMB80.2 million (US$11.5 million), an increase of RMB53.6 million from RMB26.6 million in the first fiscal quarter of 2018. The increase was mainly due to leasehold improvements as a result of the opening of new learning centers and renovations of existing learning centers.

Financial Position

As of November 30, 2018, the Company had cash and cash equivalents of RMB775.4 million (US$111.5 million) and short-term investments of RMB748.3 million (US$107.6 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the tutoring sessions are delivered, was RMB2,219.1 million (US$319.0 million) at the end of the first fiscal quarter of 2019, an increase of 11.4% from RMB1,991.6 million at the end of fiscal year 2018, which was reflective of the latest regulatory requirements that prepaid tuition fees cannot be more than three months.

Cash Flow

Net cash used in operating activities in the first fiscal quarter of 2019 was RMB101.5 million (US$14.6 million).

Net cash used in investing activities in the first fiscal quarter of 2019 was RMB642.3 million (US$92.3 million).

Net cash provided by financing activities in the first fiscal quarter of 2019 was RMB104.2 million (US$15.0 million).

New Accounting Standards

On September 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for reporting periods beginning from September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its franchise services over the expected service period and identified a provision under the new standard in relation to the one-time franchise fees. The cumulative effect of initially applying the new standard of RMB7.7 million was recorded as an adjustment to the opening balance of retained earnings upon adoption.

The Company adopted the new financial instruments accounting standard (ASC321) on September 1, 2018. Upon adoption, for equity investments without readily determinable fair value, the Company elected measurement alternative and applied the prospective transition approach. No adjustment to the opening balance of retained earnings upon adoption is required. Under the new standard, direct gain from fair value changes to the equity investments of RMB1.4 million was recorded in other income and indirect gain from fair value changes to the equity investments of RMB10.5 million was recorded in share of net gain from equity investees during the first quarter of fiscal year 2019.

Outlook for Fiscal Year 2019

For fiscal year 2019, OneSmart maintains its guidance and expects net revenues to be between RMB4,000 million (US$575.1 million) and RMB4,150 million (US$596.6 million), an increase of 40% to 45% from fiscal year 2018. This forecast reflects OneSmart’s current and preliminary view, which is subject to uncertainty.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on November 30, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.9558 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on January 31, 2019, U.S. Eastern Time (9:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through February 7, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10128171

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps), HappyMath (kids mathematics training), and FasTrack English (kids English training). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring), UUABC (online kids English training), and BestMath (online kids mathematics training). As of November 30, 2018, OneSmart operated a nationwide network of 367 study centers across 42 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	November 30,	November 30,
	2018	2018	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,410,747	775,414	111,477
Short-term investments	815,854	748,325	107,583
Prepayments and other current assets	252,964	415,781	59,775
Total current assets	2,479,565	1,939,520	278,835

Non-current assets:
Property and equipment, net	449,990	495,612	71,252
Intangible assets, net	112,119	167,579	24,092
Long-term investments	484,103	1,171,486	168,419
Goodwill	372,077	650,500	93,519
Deferred tax assets	37,455	35,420	5,092
Amounts due from related parties	16,500	16,500	2,372
Other non-current assets	251,118	180,724	25,982
Total non-current assets	1,723,362	2,717,821	390,728

Total assets	4,202,927	4,657,341	669,563

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of nil and RMB50,000 (US$7,188) as of August 31, 2018 and November 30, 2018, respectively)	0	50,000	7,188
Long-term loan , current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of RMB45,000 and RMB45,000 (US$6,469) as of August 31, 2018 and November 30, 2018, respectively)	45,000	45,000	6,469
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB548,408 and RMB684,364 (US$98,388) as of August 31, 2018 and November 30, 2018 respectively)	579,533	690,653	99,292
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB33,809 and RMB14,558(US$2,093) as of August 31, 2018 and November 30, 2018, respectively)	45,291	31,455	4,522
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,991,647 and RMB2,219,207 (US$319,044) as of August 31, 2018 and November 30, 2018, respectively)	1,991,647	2,219,125	319,034
Total current liabilities	2,661,471	3,036,233	436,505

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB23,528 and RMB37,151(US$5,341) as of August 31, 2018 and November 30, 2018, respectively)	23,528	37,151	5,341
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of RMB405,000 and RMB405,000 (US$58,225) as of August 31, 2018 and November 30, 2018, respectively)	405,000	405,000	58,225
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB17,345 and RMB19,124 (US$2,749) as of August 31, 2018 and November 30, 2018, respectively)	17,685	19,924	2,864
Total non-current liabilities	446,213	462,075	66,430

Total liabilities	3,107,684	3,498,308	502,935

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 44,134,792,349 shares authorized; 94,897,359 and 4,220,365,545 issued and outstanding as of August 31, 2018 and 102,549,119 and 4,220,365,545 issued and outstanding as of November 30, 2018, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2017 and August 31, 2018, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2018 and November 30, 2018, respectively)	16	16	2
Additional paid-in capital	5,426,503	5,400,138	776,350
Statutory reserves	4,272	4,272	614
Accumulated deficit	(4,535,042)	(4,559,020)	(655,427)
Accumulated other comprehensive income	128,900	169,013	24,298
Total OneSmart International Education Group Limited shareholders’ equity	1,024,675	1,014,445	145,841
Non-controlling interests	70,568	144,588	20,787
Total shareholders’ equity	1,095,243	1,159,033	166,628

Total liabilities, non-controlling interests and shareholders’ equity	4,202,927	4,657,341	669,563

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended November 30,
	2017	2018	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	441,186	646,977	93,013
Cost of revenues	(252,602)	(386,585)	(55,577)
Gross profit	188,584	260,392	37,436

Operating expenses:
Selling and marketing (Note 1)	(106,397)	(166,438)	(23,928)
General and administrative (Note 1)	(98,547)	(155,023)	(22,287)
Total operating expenses	(204,944)	(321,461)	(46,215)
Operating loss	(16,360)	(61,069)	(8,779)

Interest income	6,378	7,703	1,107
Interest expense	(119)	(7,524)	(1,082)
Other income	39,328	17,052	2,451
Other expenses	0	(133)	(19)
Foreign exchange gain/(loss)	(175)	1,210	174
Income/(loss) before income tax and share of net (loss)/income from equity investees	29,052	(42,761)	(6,148)

Income tax expense	(9,596)	(2,484)	(357)
Income/(loss) before share of net (loss)/income from equity investees	19,456	(45,245)	(6,505)

Share of net (loss)/income from equity investees	(1,366)	6,266	901

Net income/(loss)	18,090	(38,979)	(5,604)

Add: Net loss attributable to non-controlling interests	9,493	22,672	3,259

Net income/(loss) attributable to OneSmart’s shareholders	27,583	(16,307)	(2,345)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended November 30,
	2,017	2,018	2,018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing	165	458	66
General and administrative	5,503	17,723	2,548
Total	5,668	18,181	2,614

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the three months ended November 30,
	2,017	2,018	2,018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net income/(loss)	18,090	(38,979)	(5,604)
Other comprehensive income:
Unrealized gain on available-for-sale investments, net of tax	1,570	30,129	4,331
Foreign currency translation adjustment	(14,378)	9,984	1,435

Comprehensive income	5,282	1,134	162
Add: Comprehensive loss attributable to non-controlling interests	9,493	22,672	3,259

Comprehensive income attributable to OneSmart’s shareholders	14,775	23,806	3,421

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended November 30,
	2017	2018	2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	106,397	166,438	23,928
Share-based compensation expense in selling and marketing expenses	165	458	66
Non-GAAP selling and marketing expenses	106,232	165,980	23,862
General and administrative expenses	98,547	155,023	22,287
Share-based compensation expense in general and administrative expenses	5,503	17,723	2,548
Non-GAAP general and administrative expenses	93,044	137,300	19,739

Operating costs and expenses	457,546	708,046	101,792
Share-based compensation expense in operating costs and expenses	5,668	18,181	2,614
Non-GAAP operating costs and expenses	451,878	689,865	99,178

Operating loss	(16,360)	(61,069)	(8,779)
Share-based compensation expenses	5,668	18,181	2,614
Non-GAAP operating loss	(10,692)	(42,888)	(6,165)

Net income/(loss) attributable to OneSmart’s shareholders	27,583	(16,307)	(2,345)
Share-based compensation expenses	5,668	18,181	2,614
Non-GAAP net income attributable to OneSmart	33,251	1,874	269